SERVICE AGREEMENT

THIS AGREEMENT (the “Agreement”) is made as of this 1st day of June, 2009, by and between the trust listed in Appendix A (the “Trust”), and John Hancock Investment Management Services, LLC and John Hancock Advisers, LLC (collectively, “John Hancock”).

WHEREAS, the Trust desires to retain John Hancock to provide certain services to the Trust as described below; and John Hancock is willing to provide such services in the manner and on the terms hereinafter set forth.

NOW, THEREFORE, each Trust and John Hancock hereby agree as follows:

1.  Services.  Subject to the general supervision of the Boards of Trustees of the Trust (the “Boards of Trustees”), John Hancock will provide (a) to the Trust such non-investment advisory services and functions, as are reasonably necessary for the administration of the non-investment advisory operations of the Trusts (“Services”).

The Services, include, but are not limited to the following categories: tax services, accounting services, portfolio valuation, financial and performance reporting, compliance services (except for compliance services that are provided by the Office of the Chief Compliance Officer under a separate CCO Services Agreement), service provider oversight (vendor management), portfolio and cash management services, project management and office services, EDGAR conversion and filing services, and graphic design services. Services do not include legal services with such services being provided to the Trust pursuant to an agreement with MFC Global Investment Management (U.S.), LLC agreement.

In connection with its provision of the Services, John Hancock will

(1)	Provide such staff and personnel as are reasonably necessary to perform the Services for the Trust. Without limiting the generality of the foregoing, such staff and personnel shall be deemed to include officers of John Hancock and its affiliates, and persons employed or otherwise retained by John Hancock, to provide or assist in providing the Services to the Trust;

(2)	Maintain all books and records relating to the Services; and

(3)	Provide the Trust with all office facilities to perform the Services.

For the elimination of doubt, the Services do not include services performed and personnel provided pursuant to contracts with the Trust by third-party custodians, transfer agents, independent public accountants and other service providers.

2.  Compensation.  In consideration for the Services provided to the Trust and the Funds by John Hancock and its affiliates pursuant to this Agreement, the Trust will pay John Hancock such fee or other compensation as may be approved by the Board of Trustees from time to time and set forth in Appendix A hereto as the same may be amended from time to time. Any Services provided by a person or entity other than John Hancock and its affiliates, including, without limitation, services provided by attorneys not affiliated with John Hancock, are not covered under this Agreement and are an expense of the Funds.

3.  No Partnership or Joint Venture.  The Trust and John Hancock are not partners of or joint ventures with each other, and nothing herein shall be construed so as to make any of the Trust and John Hancock partners or joint ventures or impose any liability as such on the Trust or John Hancock.

4.  Limitation of Liability.  John Hancock shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the matters to which this Agreement relates, except losses resulting from willful misfeasance, bad faith or negligence by John Hancock in the performance of its duties or from reckless disregard by John Hancock of its obligations under this Agreement. Any person, even though also employed by John Hancock, who may be or become an employee of and paid by the Trust shall be deemed, when acting within the scope of his or her employment by the Trust, to be acting in such employment solely for the Trust and not as John Hancock’s employee or agent.

5.  Duration and Termination of Agreement.  This Agreement shall remain in effect until the second anniversary of the date on which it was executed, and from year to year thereafter, but only so long as such continuance is specifically approved at least annually by a majority of the Board of Trustees and a majority of the Trustees who are not interested persons (as defined in the 1940 Act) of the Trusts or John Hancock. The Agreement may, on 60 days’ written notice, be terminated at any time without the payment of any penalty by the Trust (by vote of a majority of the Trustees of the Trust) or by John Hancock.

6.  Amendment.  No provision of this Agreement may be amended, waived, discharged or terminated except by an instrument in writing signed by the party against which enforcement of the amendment, waiver, discharge or termination is sought.

7.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts without regard to the choice of law provisions thereof.

8.  Miscellaneous.  The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions of this Agreement or otherwise affect their construction or effect. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A copy of the

Declaration of Trust of each Trust which is organized as a Massachusetts business trust is on file with the Secretary of State of the Commonwealth of Massachusetts and provides that no Trustee, shareholder, officer, employee or agent of the Trust shall be subject to any personal liability in connection with Trust property or the affairs of the Trust, but that only the assets belonging to the Trust, or to the particular Fund with respect to which an obligation or claim arose, shall be liable.

(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Jeffrey Long
	Name:	Jeffrey Long
	Title:	Chief Financial Officer

JOHN HANCOCK COLLATERAL INVESTMENT TRUST

By:	/s/ Charles A. Rizzo
	Name:	Charles A. Rizzo
	Title:	Chief Financial Officer

Appendix A

As compensation for providing the Services described herein, John Hancock shall be entitled to a fee, paid monthly in arrears, at an annual rate equal to 0.02% of the average daily net asset value of the Trust. The “average daily net assets” of the Trust shall be determined on the basis set forth in the Trust’s registration statement or otherwise consistent with the 1940 Act and the regulations promulgated thereunder. John Hancock will receive a pro rata portion of such monthly fee for any periods in which John Hancock provides the Services to the Trust for less than a full month. On any day that the net asset value calculation is suspended as specified in the Trust’s registration statement, the net asset value for purposes of calculating the fee hereunder shall be calculated as of the date last determined.

1